American Century Investment Services, Inc.

Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$ 71,126,658
Deferred sales commission	1,998,370
Prepaid expenses and other	1,879,848
Deferred income taxes	378,340
Accounts receivable	120,378
Deposit with clearing broker	100,000
Property and equipment, net	94,263
Total assets	**$ 75,697,857**

Liabilities and stockholder's equity

Liabilities	
Accrued salaries and benefits	$ 36,292,092
Accrued underwriting and distribution fees	11,644,169
Accounts payable and accrued expenses	1,807,954
Affiliate income taxes payable	1,571,487
Affiliate payable	1,292,614
Income taxes payable	276,673
Total liabilities	52,884,989
Stockholder's equity	
Common stock, $1 par value — 30,000 shares authorized, 11,900 shares issued and outstanding	11,900
Additional paid-in capital	41,784,884
Accumulated deficit	(18,983,916)
Total stockholder's equity	22,812,868
Total liabilities and stockholder's equity	**$ 75,697,857**

See notes to financial statements.